Annual Report

Cover Page

Name of issuer:

Lost Spirits Distillery, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/21/2020

Physical address of issuer:

3202 W Desert Inn Road
Las Vegas NV 89102

Website of issuer:

http://www.lostspirits.net

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

26

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,084,552.00	$5,482,690.00
Cash & Cash Equivalents:	$208,020.00	$161,395.00
Accounts Receivable:	$152,595.00	$179,389.00
Short-term Debt:	$7,472,328.00	$5,996,179.00
Long-term Debt:	$6,548,435.00	$4,344,349.00
Revenues/Sales:	$9,635,975.00	$9,409,730.00
Cost of Goods Sold:	$849,272.00	$745,777.00
Taxes Paid:	($201,043.00)	$38,766.00
Net Income:	($2,548,696.00)	($6,652,949.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or

any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lost Spirits Distillery, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

In 2023, we contracted a 3rd party accounting firm to provide fractional CFO services, and immediately went to work on the 2021 & 2022 audit as well as catching up missed regulatory filings.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Joanne Haruta	CMO	Lost Spirits Distillery, Inc.	2010
Roshini Jaiswal	Executive	Jagatjit Industries	2018
Bryan Davis	CEO	Lost Spirits Distillery, Inc.	2010
Wynn Sanders	COO	Lost Spirits Distillery, Inc.	2016
Ron Daignault	Patent Attorney	Goldberg Segalla	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Joanne Haruta	CMO	2010
Bryan Davis	CEO	2010
Wynn Sanders	COO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the shares involves significant risks and uncertainties. A prospective investor should carefully consider the following risk factors in conjunction with the other information provided by the Company before purchasing any shares. The risks discussed below can adversely affect the Company's business, operating results, prospects, and financial condition. As a result, these risks can cause the value of the Company, and therefore, the shares, to decline and could cause the total or partial loss of the investor's investment in the shares. While the risks and uncertainties described below are not the only ones the Company faces, they do represent those risks and uncertainties the Company believes are material to the Company's business, operating results, prospects, and financial condition. Additional risks and uncertainties that are not presently known to the Company, or that are currently deemed immaterial, may also have an adverse effect on the Company, its operating results, prospects, and financial condition.

Changes in government regulation, or failure to comply with existing regulations, could adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the Federal Food, Drug, and Cosmetic Act, including as amended by the Dietary Supplement Health and Education Act of 1994; the Occupational Safety and Health Act; various environmental statutes; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined or face other remedial measures, all of which could adversely affect our business, financial condition and results of operations.

Similarly, the loss or revocation of any existing licenses, permits or approvals, or the failure to timely obtain any additional licenses, permits or approvals when required, could have a material adverse effect on our ability to conduct our business. In addition, if any taxes or fees imposed on our business by applicable regulatory authorities are increased, our profit margins could be negatively affected.

We cannot predict the effect of inquiries from or actions by attorneys general or other government agencies and/or quasi-government agencies into the advertising, marketing, promotion, ingredients, usage or sale of our products.

We are subject to the risks of investigations or enforcement actions by state attorneys general or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage or sale of our products. We cannot predict the outcome of any such inquiry and what, if any, effect it may have on our business, financial condition or results of operations. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products or the advertising, marketing, promotion, ingredients, usage or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, changes in the usage or sale of our products or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

We require additional capital in order to continue our business operations as planned.

We have budgeted the need for additional funding during the next several months to continue our business operations as planned. If we cannot secure additional financing, our business and operations could be significantly impaired by limitations on our access to capital. There can be no assurance that capital from outside sources will be available, or if such financing is available, that it will be on terms that management deems sufficiently favorable. If we are unable to obtain additional financing upon terms that management deems sufficiently favorable, or

at all, it would not have a material adverse impact upon our ability to continue our business operations and pursue our expansion strategy. In the event we do not raise additional capital, it is likely that we may need to scale back or curtail implementing our full business plan, putting the company on a longer glideslope to success and leaving itself open to competition with better capital investment.

The Company has filed a complaint against one of its former employees for trade secret theft, unfair competition, breach of fiduciary duty, intentional interference with contractual relationship, intentional interference with prospective economic advantage, conversion, and breach of contract. Further, the Company has obtained a temporary restraining order injunction against the employee enjoining him from using the trade secret materials. Without the injunction (and if the former employee disregards the injunction), the Company believes that this employee could potentially use the Company's trade secrets to engage in activities which would be competitive with the Company's business, and, such competition could materially impact the value of the Company's business or its future.

Our growth will place significant strains on our resources.

Since inception, the Company has had limited operations. Our growth, if any, is expected to place a significant strain on our managerial, operational and financial resources as the Company currently has limited full-time employees and we will likely continue to have limited employees in the future. There can be no assurance that our systems, procedures or controls will be adequate to support our operations or that we will be able to achieve the rapid execution necessary to successfully offer our services and implement our business plan. Our future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of our business, if any. If we are unable to manage growth effectively, our business, results of operations and financial condition will be adversely affected.

If we are not able to retain the services of senior management there may be an adverse effect on our operations until we find suitable replacements.

Our business is dependent, to a large extent, upon the services of our senior management. We do not maintain key person life insurance on any members of our senior management. The loss of services of Bryan Davis, Joanne Harruta, Wynn Sanders, or any other key members of our senior management could adversely affect our business until suitable replacements can be found. There may be a limited number of personnel with the requisite skills to serve in these positions and we may be unable to locate or employ such qualified personnel on acceptable terms. If senior management is not able to spend a sufficient amount of their available time on our operations, any investment in the Company could become worthless.

We face substantial uncertainties in executing our business plan.

Successfully executing our business plan will require us to attain certain objectives to which no assurance can be given that we will be successful in our efforts. We believe that in order to execute our business plan and achieve the sales growth we are anticipating we must, among other things, successfully recruit additional personnel in key positions, develop a distribution network and establish a customer base and create awareness of our brand name. In order to implement any of these we will be required to materially increase our operating expenses, which may require additional working capital. If we are unable to secure additional working capital, we will be unable to accomplish our objectives, and if we are unable to accomplish one or more of these objectives, our business may fail.

Our industry is highly competitive.

Our industry is highly competitive and fragmented. We expect competition to intensify in the future. We can make no assurance that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products, will not arise. In the event that we cannot effectively compete on a continuing basis or competitive pressures arise, such inability to compete or competitive pressures will have a material adverse effect on our business, results of operations and financial condition.

Changes in consumer preferences may reduce demand for some of our products.

Our industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands or products may be limited to a few years before consumers' preferences change. There can be no assurance that the beverages we market will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We also may be unable to penetrate new markets. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

The global economic crisis may adversely impact our business and results of

operations.

Our industry can be affected by macro-economic factors, including changes in national, regional, and local economic conditions, armed conflict, employment levels, and consumer spending patterns or the impact of inflation, interest rates or the novel coronavirus (COVID-19) on the macro-economy. Disruptions in the overall economy and financial markets may impact our industry, could reduce consumer confidence in the economy and could negatively impact consumers' willingness to purchase our products as they reduce their discretionary spending.

We anticipate being dependent on a limited number of independent suppliers for our products, which may affect our ability to deliver our products in a timely manner. If we are not able to ensure timely product deliveries, potential distributors and customers may not order our products, and our revenues may decrease.

We will rely entirely on a limited number of third parties to provide supplies for our products. These third party supplies may be unable to satisfy our supply requirements or provide services at competitive costs or offer reliable products. The failure to meet any of these critical needs would delay or reduce product shipment and adversely affect our revenues, as well as jeopardize any relationships with independent distributors and customers. An extended interruption in the supply of our products would result in decreased product sales and our revenues would likely decline

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with regard to new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials we might not be able to satisfy demand on a short-term basis. We do not use hedging agreements or alternative instruments to manage this risk. Such shortages could interfere with or delay production of certain of our products and could have a material adverse effect on our business and financial results.

If we do not maintain sufficient inventory levels and/or if we are unable to deliver our products to our customers in sufficient quantities, and/or if our customers' or retailers' inventory levels are too high, our operating results could be adversely affected.

If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels may be inadequate and our results of operations may be negatively impacted. If we fail to meet our shipping schedules, we could damage our relationships with distributors or retailers, increase our distribution costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. If the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which could unfavorably impact our future sales and adversely affect our operating results.

Adverse publicity associated with our products, or those of similar companies, could adversely affect our sales and revenues.

Adverse publicity concerning any actual or purported failure of our Company to comply with applicable laws and regulations regarding any aspect of our business could have an adverse effect on the public perception of our Company. This, in turn, could negatively affect our ability to obtain financing, endorsers and attract distributors or retailers for our products, which would have a material adverse effect on our ability to generate sales and revenues. Our distributors' and customers' perception of the safety and quality of our products or even similar products distributed by others can be significantly influenced by national media attention, publicized scientific research or findings, product liability claims and other publicity concerning our products or similar products distributed by others. Adverse publicity, whether or not accurate, that associates consumption of our products or any similar products with illness or other adverse effects, will likely diminish the public's perception of our products. Claims that any products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could have a material adverse effect on the market demand for our products, including reducing our sales and revenues.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the

operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well-known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors. Advertising and packaging and labeling of our products will be limited by various regulations.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results, and financial condition.

Our limited operating history makes it difficult to forecast our future results, making any investment in the Company highly speculative.

We have a limited operating history, and as such, our historical financial and operating information is of limited value in predicting our future operating results. We may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our investment plans and estimates of future revenue. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail or cease our business operations.

This Offering is being made on a "Best Efforts" basis.

This Offering is made on a "best efforts" only basis. There is no assurance that all of the offered shares, or any particular lesser number, will in fact be sold. Once accepted by the Company, Subscribers will not be permitted to withdraw their subscriptions if less than all of the offered shares are sold. If less than all of the offered shares are sold, there is no assurance that the Company will be able to complete its proposed use of proceeds, nor is there any assurance that the Company will be able to achieve its business plan.

The Company was ordered closed due to COVID mitigation measures by the state of California in 2020 and those operations never reopened.

The Company's business locations in California suffered extensive economic damage in 2020. As a result of the COVID-19 closures & stay at home orders, the Company secured long term debt. The Company is currently servicing millions of dollars dollars of debt. There can be no assurances that the Company will be able to generate sales gains in the future to allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The Company experienced a fire in 2019.

One of the Company's business locations suffered extensive fire damage in 2019. As a result of the fire, the Company secured short term debt. Prior to the COVID-19 closures, the Company was servicing several hundred thousand dollars of such related debt, and it was endeavoring to pay off such debt as quick as possible. The Company was then retiring $75,000 of such debt per month, which contributed to the Company's current negative cash flow. There can be no assurances that the Company will be able to generate sales gains in the future to

allow it continue its debt service obligations, and there is a risk the Company could become insolvent.

The Company's has limited resources and will require additional financings in the future, which may further dilute the ownership of the Company.

The Company intends to seek additional equity or debt investments. If the Company raises additional equity capital or debt capital convertible into equity beyond the Offering described herein, purchasers of Shares offered hereby will experience dilution of ownership in the Company. Debt financing would result in higher interest expense. There can be no assurance that the Company will generate sufficient funds to service its debt. Moreover, there is no assurance that future equity or debt financing will be available on terms acceptable to or in the amounts needed by the Company.

Dividends have never been paid, and we do not expect to pay dividends in the foreseeable future.

The Company has never paid a dividend and does not anticipate that it will paid dividends in the foreseeable future.

The Company is taxed as a "C" corporation.

The Company is taxed as a corporation pursuant to Subchapter C of the Internal Revenue Code. The Company's tax and fiscal year is the calendar year. There may be certain tax consequences of holding shares. Subscribers must rely on their own tax advisors and should obtain the advice of his, her or its own tax advisor concerning the effect of an investment in the Company on his, her or its personal tax situation.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell, transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity. Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The shares are subject to the terms of the Stockholder Agreement.

The shares are subject to the terms of a Stockholder Agreement, which provides, among other things, (i) a voting agreement related to certain stockholders rights to designate members to the Company's board of directors (and a corresponding obligation of stockholders to vote in favor of such designated, (ii) a right of first refusal in favor of the Company first and the other stockholders second, should a stockholder desire to transfer any shares, (iii) co-sale rights for certain transfers, (iv) a drag along right should a sale of the company occur, and (v) rights of first offer for certain issuances of new securities in favor of certain stockholders.

The shares are a speculative investment.

Our business objectives must be considered highly speculative, and there is no assurance that we will satisfy those objectives. No assurance can be given that the investors will realize a return on their shares, if any, or that the investors will not lose their entire investment. For this reason, each prospective investor should carefully read the Subscription Agreement, including all exhibits thereto. All investors should consult with their attorney or business advisors prior to making an investment.

The offering price of the shares was arbitrarily determined.

The offering price of the shares has been arbitrarily determined and is not based on expected return on investment or independent appraisal of the value of the Company.

This Offering has not undergone any regulatory review.

As noted above, the shares have not, and will not be, registered under the Securities Act or any applicable state securities laws. Therefore, no regulatory authority has reviewed or approved the terms of this offering, including the disclosure of risks and tax consequences, and the fairness of its terms. Prospective investors do not have the protections afforded by applicable federal and state securities laws governing registered offerings and they must judge the adequacy of disclosure and the fairness of the terms of this offering without the benefit of review by any regulatory authority.

The Directors' and Officers' liability is limited, and the Company will indemnify the Directors and Officers for certain acts.

The directors and officers of the Company are not liable to the Company or the stockholders for any acts performed or failures to act by them in good faith and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and, if applicable, is within the scope of authority

granted to them. The directors, the officers, and their affiliates shall be indemnified by the Company to the fullest extent permitted by law. A successful claim for such indemnification could deplete the Company's assets by the amount paid.

The stockholders may lose the limited liability protection currently offered by the Company.

One of the advantages of a corporation is the limitation of a stockholder's liability for the obligations of the company to the value of that stockholder's shares. In order to maintain the limited liability of the stockholders, the Company must comply with the requirements of the Delaware General Business Corporation Act. We will operate in such a manner as the directors and officers, in consultation with legal counsel, deem appropriate to preserve, to the extent possible, the limited liability of the stockholders. There is a risk, however, that we could act, or fail to act, in such a way as to jeopardize the limited liability of the stockholders.

Unlike many offerings on Wefunder, in this offering investors are investing directly in the company (rather than through a "Special Purpose Vehicle") and voting rights are proxy'd to the CEO, rather than a Lead Investor. As such the investment may carry more risk.

The Company defaulted on agreements with its Landlord and largest creditor and has been negotiating a workout agreement with them. These negotiations are ongoing and subject to non-disclosure agreements. There can be no assurances that the Company will enter into a workout agreement with its Landlord & lender, and the failure to enter into such an agreement could materially impact the value of the Company.

We face an inherent risk of exposure to personal injury liability claims if the attendance or employment at our venue results in or is believed to have resulted in personal injury.

Although we maintain liability and workman's compensation insurance, it may not be sufficient to cover all liability claims and such claims that may arise, could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our liability insurance may fail to cover future claims, which, if adversely determined, could subject us to substantial monetary damages.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	30,000.000	19,792,123	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1,120,417
Options:	983,361

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	PayPal Working Capital (MRS)
Issue date	11/19/19
Amount	$200,000.00

Amount	~~$200,000.00~~
Outstanding principal plus interest	$93,059.22 as of 03/21/22
Interest rate	0.0% per annum
Maturity date	02/05/24
Reason for late payments	Post Covid Recovery

Loan Fee: $26,074

Loan

Lender	PayPal
Issue date	03/06/20
Amount	$20,500.00
Outstanding principal plus interest	$20,755.78 as of 11/25/23
Interest rate	0.0% per annum
Maturity date	03/07/20
Reason for late payments	This was pre-covid and requires further communication.

Loan fee was $4,231

Loan

Lender	Federal Government
Issue date	03/29/20
Amount	$500,000.00
Outstanding principal plus interest	$508,673.61 as of 03/22/22
Interest rate	3.75% per annum
Maturity date	03/30/50
Current with payments	Yes

EIDL COVID-19 30 year loan with low interest.

Loan

Lender	Federal Government
Issue date	05/03/20
Amount	$184,520.00
Outstanding principal plus interest	$184,520.00 as of 03/21/22
Interest rate	1.0% per annum
Maturity date	05/04/22
Reason for late payments	Application for forgiveness is needed.

First PPP loan - May be forgiven in whole or in part.

Loan

Lender	SBA
Issue date	12/03/20
Amount	$184,520.00
Outstanding principal plus interest	$184,520.00 as of 03/21/22
Interest rate	1.0% per annum
Maturity date	06/04/21
Reason for late payments	Application for forgiveness is needed.

Second PPP Loan - May be forgiven in whole or in part.

Loan

Lender	Square Capital
Issue date	12/25/23
Amount	$53,000.00
Outstanding principal plus interest	$43,054.58 as of 03/29/24
Interest rate	0.0% per annum
Maturity date	05/28/25
Current with payments	Yes

PAID - $17,816.42Balance remaining - $43,054.58 Minimum reached for - Apr 24 Loan amount - $53,000.00 Loan fee - $7,871.00 Repayment - 18.25% daily sales 60-day min payment - $3,381.72

Convertible Note

Issue date	07/14/21
Amount	$3,000,000.00
Interest rate	10.0% per annum
Discount rate	0.0%

Uncapped Note	Yes
Maturity date	02/28/25

- Covenant to hire CFO - Covenant to hire Human Resources - Board Observer Right

Convertible Note

Issue date	09/12/22
Amount	$50,000.00
Interest rate	10.0% per annum
Discount rate	0.0%

This note does not have a maturity date. It converts based on financing triggers.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2020	Regulation Crowdfunding	Priced Round	$1,069,999	General operations
3/2020	Regulation D, Rule 506(c)	Common stock	$24,999	General operations
3/2020	Regulation D, 506(c)	Priced Round	$468,794	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$125,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$250,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$200,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$50,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$125,000	General operations
4/2021	Regulation D, Rule 506(c)	Convertible Note	$500,000	General operations
5/2021	Regulation D, Rule 506(c)	Convertible Note	$232,000	General operations
5/2021	Regulation D, Rule 506(c)	Convertible Note	$10,000	General operations
5/2021	Regulation D, 506(c)	Priced Round	$1,174,126	General operations
7/2021	Regulation D, Rule 506(c)	Convertible Note	$3,000,000	General operations
1/2022	Regulation D, Rule 506(c)	Common stock	$100,000	General operations
3/2022	Regulation D, Rule 506(c)	Common stock	$50,000	General operations
5/2022	Regulation Crowdfunding		$2,272,329	General operations
9/2022	Regulation D, Rule 506(c)	Convertible Note	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Wynn Sanders
Amount Invested	$417,303.00
Transaction type	Priced round

Issue date	11/13/20
Relationship	Board Member

Name	Bryan Davis
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$0.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes
Relationship	CEO / Board Member

This loan has been repaid

Name	Joanne Haruta
Amount Invested	$50,002.00
Transaction type	Priced round
Issue date	03/05/21
Relationship	Co-founder and Board Member

SPV Investment.

Name	Roshini Jaiswal
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	01/10/20
Outstanding principal plus interest	$0.00 as of 09/18/21
Interest rate	0.0% per annum
Maturity date	09/18/21
Relationship	Board Member

This loan has been repaid.

Name	Joanne Haruta
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	08/05/19
Outstanding principal plus interest	$0.00 as of 02/17/20
Interest rate	0.0% per annum
Maturity date	02/01/20
Current with payments	Yes
Relationship	Co-Founder Board Member

This loan has been repaid.

Name	John Berry
Amount Invested	$0.00
Transaction type	Other
Issue date	06/02/21
Relationship	Company Architect and Board Member

Stock grant issued by the Board of Directors in recognition of the successful completion of a series of architectural projects.

Name	John Berry
Amount Invested	$0.00
Transaction type	Other
Issue date	03/03/22
Relationship	Company Architect Prior Board Member

Stock grant issued by the Board of Directors per architectural contract.

Name	Roshini Jaiswal
Amount Invested	$250,000.00
Transaction type	Priced round
Issue date	03/07/19
Relationship	Relative - Karamjit Jaiswal

Investment by Karamjit Jaiswal, immediate relative of Board of Director Roshini Jaiswal

Name Roshini Jaiswal

Amount Invested $80,000.00

Transaction type Priced round

Issue date 03/07/20

Relationship Relative - Shakun

Investment

Name Roshini Jaiswal

Amount Invested $200,001.00

Transaction type Priced round

Issue date 03/06/20

Relationship Board Member

WeFunder Raise

Name Wynn Sanders

Amount Invested $200,000.00

Transaction type Convertible note

Issue date 04/22/21

Interest rate 0.12% per annum

Discount rate 0.0%

Maturity date 05/10/21

Converted Yes

Valuation cap $1.22

Relationship COO / Board Member

These notes were set to auto convert based upon a set of specific triggers, not a specific date.

Name Bryan Davis

Amount Invested $49,749.16

Transaction type Priced round

Issue date 03/19/21

Relationship CEO / Board Member

Name Wynn Sanders

Amount Invested $50,020.00

Transaction type Priced round

Issue date 03/23/22

Relationship COO / Board Member

41,000 shares purchased at $1.22 per share for a total of $50,020.00.

Name Brandersson LLC

Amount Invested $50,000.00

Transaction type Convertible note

Issue date 09/13/22

Interest rate 10.0% per annum

Discount rate 0.0%

Maturity date 11/24/23

Uncapped note Yes

Relationship Former Board Member Chester Brandes is an owner of Brandersson LLC

This note does not have a maturity date it is triggered by specified actions.

Name Brandersson, LLC

Amount Invested $100,000.00

Transaction type Priced round

Issue date 01/14/22

Relationship Former Board Member Chester Brandes is an owner of Brandersson LLC

Shares issued 81,967 in exchange for $100,000 at $1.22 / share

Name Bryan Davis

Amount Invested $50,000.00

Transaction type Loan

Issue date	08/04/19
Outstanding principal plus interest	$50,000.00 as of 02/24/22
Interest rate	0.0% per annum
Maturity date	11/01/20
Current with payments	Yes
Relationship	BOD

Name	Wynn Sanders
Amount Invested	$200,000.00
Transaction type	Convertible note
Issue date	04/21/21
Interest rate	0.12% per annum
Discount rate	0.0%
Maturity date	04/22/21
Converted	Yes
Uncapped note	Yes
Relationship	COO

Name	Chester Brnades
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	01/13/22
Relationship	Board Director

Name	Wynn Sanders
Amount Invested	$50,000.00
Transaction type	Priced round
Issue date	03/22/22
Relationship	COO

Name	Lost Spirits LV Investments, LLC
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	09/12/22
Interest rate	10.0% per annum
Discount rate	0.0%
Relationship	Chester Brandes is part of this and he is former board member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition

and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We create magical, and surreal worlds for guests to explore. Imagine one of the world's best distilleries blended with a theme park, a fine dining experience, and 19th century literature. In 2016, we opened our first experience in LA - which attracted over 75,000 guests and millions in revenue.

In recent years, Lost Spirits has focused on live entertainment, becoming one of Las Vegas' largest show productions. Last year the Company generated $9.6 million in revenue and hosted almost 100,000 guests. We sell tickets to visit the distillery. We sell tickets to the restaurant experience. And of course, we sell bottles of rum to tour guests.Lost Spirits produces a highly successful blend of entertainment company and distillery. The unique mixture of content has captivated the public imagination in a way no distillery operating today has. COVID-19 closed our perpetually sold out LA tours. However, Las Vegas is running and generating millions in revenue.

Milestones

Lost Spirits Distillery, Inc. was incorporated in the State of Delaware in January 2020.

Since then, we have:

- Generated 9.6 million in 2023 revenue from the Las Vegas Distillery

- Began generating positive EBITDA in Q4 2023.

- Previously broke the Wefunder record for most oversubscribed Reg CF offering

- Patented Distilled Spirits Aging Technology

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $9,635,975 compared to the year ended December 31, 2022, when the Company had revenues of $9,409,730. Our gross margin was 91.19% in fiscal year 2023, compared to 92.07% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $4,084,552, including $208,020 in cash. As of December 31, 2022, the Company had $5,482,690 in total assets, including $161,395 in cash.

- *Net Loss.* The Company has had net losses of $2,548,696 for 2023 compared to a net loss of $6,341,331 for 2022, showing significant progress year over year.

- *Liabilities.* The Company's liabilities totaled $14,020,763 for the fiscal year ended December 31, 2023 and $12,874,737 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,263,727 in debt, $1,817,039 in equity, and $4,542,000 in convertibles.

The Company is currently operating under a declared default from its principal creditor witch it cannot cure without raising many millions of dollars.

The Company has sought to raise additional capital from large investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors and may be forced to cease operations shortly.

Runway & Short/Mid Term Expenses

Lost Spirits Distillery, Inc. cash in hand is $81,312, as of March 2024. Over the last three months, revenues have averaged $884,776/month, cost of goods sold has averaged $72,491/month, and operational expenses have averaged $789,781/month, for an average net margin of $22,504 per month. If the Company was not burdened with significant debt, it could continue to operate indefinitely. During 2024, Lost Spirits has been formally declared in default by its largest creditor. Lost Spirits has attempted to raise sufficient funds to satisfy the default or sell the Company. Lost Spirits has satisfied its Nevada State tax obligations.

The Company does not expect to operate past May of 2024 (unless the Company is able to obtain sufficient funding to satisfy its default). However, if Lost Spirits does continue operating, the Company forecasts $2.25M in revenue over the next 3 months as May, June, and July are seasonally slow months. Expenses have been running about $790k/month to average $2.37M over the next three months.

The Company achieved positive EBITDA in Q4 2023. The business is subject to seasonal fluctuations but is expected to be profitable on an annual basis in 2024 should it continue operating.

Beyond revenue, outstanding receivables, and fundraising, Lost Spirits does not have additional capital on which to rely.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Bryan Davis, certify that:

(1) the financial statements of Lost Spirits Distillery, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Lost Spirits Distillery, Inc. included in this Form reflects accurately the information reported on the tax return for Lost Spirits Distillery, Inc. filed for the most recently completed fiscal year.



Bryan Davis
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://lostspirits.net/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Lost Spirits Reg CF 2022

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

    Financials 4

Appendix D: Director & Officer Work History

    Bryan Davis

    Joanne Haruta

    Ron Daignault

    Roshini Jaiswal

    Wynn Sanders

 Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lost Spirits Distillery, Inc.

By

Bryan Davis
_____

Co-Founder & CEO - Board Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual **Report** and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Bryan Davis
_____
Co-Founder & CEO - Board Director
4/1/2024

Joanne Haruta
_____
Cofounder
5/2/2024

Wynn Sanders
_____
COO
5/15/2024

Ronald M. Daignault
_____
Board member
5/29/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.